Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION
UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER ENDED MARCH 31, 2023
AND RESIGNATION OF EXECUTIVE DIRECTOR

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2023.

The board (the “Board”) of directors (the “Directors”) of the Company also announces that Mr. Minxin Li has resigned as an executive Director due to the reason of his age with effect from May 16, 2023 so that he could focus on his role as the Company’s executive vice president.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2023 (the “Q3 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on May 16, 2023 (U.S. Eastern Time), in relation to the Q3 Results, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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The Company’s shareholders and potential investors are advised not to place undue reliance on the Q3 Results and to exercise caution in dealing in securities in the Company.

Resignation of Executive Director

The Board also announces that Mr. Minxin Li has tendered resignation from his position as an executive Director due to the reason of his age so that he could focus on his role as the Company’s executive vice president. The Board approved his resignation as an executive Director with immediate effect on May 16, 2023.

Mr. Li will continue to serve as the Company’s executive vice president. Mr. Li confirmed that his resignation is not due to any disagreement with the Board or the Company on any matter relating to its operations, policies or practices and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company or the HKEX.

After Mr. Li’s resignation as an executive Director, the Board now consists of three independent non-executive Directors and one executive Director. The Company believes that with the increased percentage of independent non-executive Directors in the Board, the new board composition would be constructive to a better corporate governance.

The Company would like to thank Mr. Li for his contributions as an executive Director, noting that through his efforts, he has aided in the building of a strong corporate board and management team.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, May 16, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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SCHEDULE I

MINISO Group Announces March Quarter 2023 Financial Results

GUANGZHOU, China, May 16, 2023/PRNewswire/ – MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the third quarter of fiscal year 2023 ended March 31, 2023.

Financial Highlights for the Third Quarter of Fiscal Year 2023 ended March 31, 2023

●	Revenue was RMB2,954.1 million (US$430.2 million), representing an increase of 26.2% year over year and 18.4% quarter over quarter.

●	Gross profit was RMB1,161.7 million (US$169.2 million), representing an increase of 64.4% year over year and 16.5% quarter over quarter.

●	Gross margin was 39.3%, compared to 30.2% in the same period of 2022 and 40.0% in the previous quarter.

●	Operating profit was RMB575.9 million (US$83.9 million), representing an increase of 308.5% year over year and 28.7% quarter over quarter.

●	Profit for the period was RMB470.9 million (US$68.6 million), representing an increase of 408.2% year over year and 30.9% quarter over quarter.

●	Adjusted net profit(1) was RMB483.0 million (US$70.3 million), representing an increase of 336.3% year over year and 29.5% quarter over quarter.

●	Adjusted net margin(1) was 16.4%, compared to 4.7% in the same period of 2022 and 15.0% in the previous quarter.l

●	Adjusted EBITDA(1) was RMB706.4 million (US$102.9 million), representing an increase of 164.3% year over year and 19.7% quarter over quarter.l

●	Adjusted EBITDA margin(1) was 23.9%, compared to 11.4% in the same period of 2022 and 23.7% in the previous quarter.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

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Operational Highlights for the Third Quarter of Fiscal Year 2023 ended March 31, 2023

●	Number of MINISO stores was 5,514 as of March 31, 2023, increasing by 401 stores year over year and 74 stores quarter over quarter, respectively.

●	Number of MINISO stores in China was 3,383 as of March 31, 2023, increasing by 186 stores year over year and 58 stores quarter over quarter, respectively.

●	Number of MINISO stores in overseas markets was 2,131 as of March 31, 2023, increasing by 215 stores year over year and 16 stores quarter over quarter, respectively.

●	The Company entered two additional countries in the third quarter ended March 31, 2023, making its 106th entry into an overseas market.

●	Number of TOP TOY stores was 116 as of March 31, 2023, increasing by 24 stores year over year, compared to 117 stores as of December 31, 2022.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	March 31,	December 31,	March 31,
	2022	2022	2023	YoY	QoQ
Number of MINISO stores(2)	5,113	5,440	5,514	401	74
China	3,197	3,325	3,383	186	58
– Directly operated stores	11	16	16	5	–
– Third-party stores	3,186	3,309	3,367	181	58
Overseas	1,916	2,115	2,131	215	16
– Directly operated stores	136	153	150	14	(3)
– Third-party stores	1,780	1,962	1,981	201	19
Number of TOP TOY stores(3)	92	117	116	24	(1)
– Directly operated stores	4	8	9	5	1
– Third-party stores	88	109	107	19	(2)

Notes:

(2)	“MINISO stores” are any of the offline stores operated under the “MINISO” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(3)	“TOP TOY stores” are any of the offline stores operated under the “TOP TOY” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

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Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We delivered a strong start to calendar year 2023 with the best March quarter performance in our history, shaking off three years of uncertainty caused by pandemic. We are pleased to see our domestic operations delivered a well-rounded and encouraging quarterly performance, while our overseas operations also moved further along its path of recovery. As a result, our revenues grew to over RMB2.9 billion, an increase of 26% year-over-year. Our margin profile continued to beat expectations, adjusted net profit margin expanded to 16.4%, an 11.7 percentage point increase compared to same period last year, and adjusted net profit grew to RMB483 million, an increase of 336% year-over-year. Both figures represent new all-time highs for MINISO.”

“MINISO’s China business has rebounded strongly in the past few months, as reflected by soaring foot traffic and transaction value in our domestic stores. As our retail partners in China regained confidence and adopted a more bullish business outlook during the quarter, our pace of store openings accelerated. We opened 58 new stores in the March quarter on a net basis, double the figure from the same period of last year. Now, we are confident that we will be able to exceed our goal of opening 250-350 stores in China during calendar year 2023. In overseas markets, our efforts to optimize product design and selection and enhance the in-store experience are also yielding solid results. Total overseas revenue increased by about 55% year-on-year to RMB800 million. The performance in the U.S. was particularly outstanding, as it became our single largest overseas market by revenue for two consecutive quarters. 2023 marks MINISO’s tenth anniversary, and it is also the beginning of the next stage of our journey, as we execute on our vision to become a global super-brand.” Mr. Ye continued.

Mr. Eason Jingjing Zhang, Chief Financial Officer and Vice President of MINISO, commented, “For the March quarter, our gross profit margin reached 39.3%, over 900 basis points higher than that in the same period of 2022, thanks to our solid execution of MINISO’s brand upgrade and the strong performance of our overseas business.”

“Looking forward into the June quarter, we expect our sales will continue to grow strongly on a year-over-year basis, driven by better store-level performance and store network expansion, while our margin profile will also continue to improve strongly on a year-over-year basis. Despite various challenges raised by uncertainties of external environment, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network, we will also continue to carefully manage cost and capital allocation as we focus on consistently delivering solid profits and healthy cash flow.” Mr. Zhang concluded.

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Recent Developments

Operational Update

According to the Company’s preliminary estimates, its major operations achieved the following updates:

April 2023: GMV of MINISO’s offline stores in China increased by around 80% year over year, and average GMV per MINISO store increased by around 50%, excluding the effect of temporary store closures during the same period of 2022. Average GMV per MINISO store in April 2023 in China represented around 85% of the level from the same period in 2019, representing a solid sequential improvement from the previous two months. GMV of MINISO’s overseas business increased by around 45%.

Labor Day Holiday: GMV of MINISO’s offline stores in China increased by around 75% year over year, and average GMV per MINISO store increased by around 45%. Average GMV per MINISO store during the Labor Day Holiday in China recovered to a comparable level of the same period in 2019.

Inclusion of the Company’s shares in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect Programs

Effective from March 13, 2023, ordinary shares of the Company had been included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs while the Company had also been selected and included as a constituent stock of six indexes by Hang Seng Indexes Company Limited.

Resignation of Executive Director

The board of directors (the “Board”) announces that Mr. Minxin Li has tendered resignation from his position as an executive director of the Company due to the reason of his age so that he could focus on his role as the Company’s executive vice president. The Board approved his resignation as an executive director of the Company with immediate effect on May 16, 2023.

Mr. Li will continue to serve as the Company’s executive vice president. Mr. Li confirmed that his resignation is not due to any disagreement with the Board or the Company on any matter relating to its operations, policies or practices and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

After Mr. Li’s resignation as an executive director, the Board now consists of three independent non-executive directors and one executive director. The Company believes that with the increased percentage of independent non-executive directors in the Board, the new board composition would be constructive to a better corporate governance.

The Company would like to thank Mr. Li for his contributions as an executive director of the Company, noting that through his efforts, he has aided in the building of a strong corporate board and management team.

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Establishment of ESG Leadership Group

To better implement and manage environmental, social and governance (“ESG”) matters, the Company established an ESG leadership group to assist the audit committee of the Board (the “Audit Committee”) in taking charge of its responsibilities in relation to ESG matters in accordance with the provisions of the Audit Committee Charter. The ESG leadership group will report regularly to the Audit Committee and the Board on its activities and any significant ESG issues that arise, develop and recommend to the Audit Committee and the Board policies, procedures, and practices in relation to ESG matters, and review and assess the Company’s ESG performance and make recommendations to the Audit Committee and the Board for improvement.

Unaudited Financial Results for the Third Quarter of Fiscal Year 2023 ended March 31, 2023

Revenue was RMB2,954.1 million (US$430.2 million), representing an increase of 26.2% year over year, primarily driven by a 18.1% year-over-year increase of revenue from China, and a 54.6% year-over-year increase of revenue from overseas markets.

Revenue from China was RMB2,153.2 million (US$313.5 million), 18.1% higher than RMB1,823.0 million in the same period of 2022. The year-over-year increase was primarily driven by (i) an increase of 25.3% in revenue from MINISO’s offline stores, which was the result of a 5.4% year- over-year increase in average store count and a year-over-year growth of 18.9% in average revenue per MINISO store in China, and (ii) an increase of 24.0% in revenue from TOP TOY, which was the result of a 28.7% year-over-year increase in average store count and a year-over-year decrease of 3.7% in average revenue per TOP TOY store, and (iii) partially offset by a year-over-year decrease of 26.9% in revenue from other sales channels. For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited additional information” in this press release.

Revenue from overseas markets was RMB800.9 million (US$116.6 million), representing an increase of 54.6% year-over-year. The increase was primarily due to a year-over-year increase of 11.9% in average store count and a year-over-year growth of 38.1% in average revenue per MINISO store in overseas markets.

Revenue from overseas markets contributed 27.1% of our total revenue in the March quarter, five percentage points higher than the 22.1% contribution in the same period of 2022.

Cost of sales was RMB1,792.4 million (US$261.0 million), representing an increase of 9.7% year over year.

Gross profit was RMB1,161.7 million (US$169.2 million), representing an increase of 64.4% year over year.

Gross margin was 39.3%, compared to 30.2% in the same period of 2022. The year-over-year increase was primarily attributable to (i) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China, and the cost- saving measures the Company adopted to reduce costs of certain products, (ii) the increase in revenue contribution from MINISO brand’s international operations, which typically have higher gross margin than domestic operations, from 22.1% in the same period of 2022 to 27.1% in this quarter, and (iii) higher gross margin of TOP TOY due to a product mix shift to more profitable exclusive products.

Other income was RMB0.8 million (US$0.1 million), compared to RMB2.3 million in the same period of 2022.

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Selling and distribution expenses were RMB439.0 million (US$63.9 million), representing an increase of 21.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB431.5 million (US$62.8 million), representing an increase of 22.8% year over year. The year-over-year increase was mainly attributable to (i) increased licensing expenses in relation to our IP products, (ii) increased personnel-related expenses and logistics expenses in relation to the growth of our business, and to a lesser extent, (iii) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China.

General and administrative expenses were RMB155.2 million (US$22.6 million), representing a decrease of 21.9% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB150.6 million (US$21.9 million), representing a decrease of 21.2% year over year. The year-over-year decrease was primarily due to (i) decreased personnel- related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to the capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other net income was RMB3.3 million (US$0.5 million), compared to RMB0.5 million in the same period of 2022. Other net income mainly consists of net foreign exchange loss, investment income from wealth management products and others. The year-over-year increase was mainly attributable to an increase in investment income and a decrease in other losses.

Operating profit was RMB575.9 million (US$83.9 million), representing an increase of 308.5% year over year.

Net finance income was RMB25.1 million (US$3.7 million), representing an increase of 444.9% year over year mainly due to an increase in interest income from bank deposits.

Profit for the period was RMB470.9 million (US$68.6 million), representing an increase of 408.2% year over year.

Adjusted net profit(1), which represents profit for the period excluding equity-settled share-based payment expenses, was RMB483.0 million (US$70.3 million), representing an increase of 336.3% year over year.

Adjusted net margin(1) was 16.4%, compared to 4.7% in the same period of 2022.

Adjusted EBITDA(1) was RMB706.4 million (US$102.9 million), representing an increase of 164.3% year over year.

Adjusted EBITDA margin(1) was 23.9%, compared to 11.4% in the same period of 2022 and 23.7% in the previous quarter.

Basic and diluted earnings per American Depositary Share (“ADS”) were both RMB1.48 (US$0.22) in this quarter, representing an increase of 362.5% year-over-year from RMB0.32 in the same period of 2022. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS(1) were both RMB1.52 (US$0.22) in this quarter, representing an increase of 322.2% year-over-year from RMB0.36 in the same period of 2022.

As of March 31, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash, term deposits, and other investments amounted to RMB7,089.1 million (US$1,032.3 million), compared to RMB6,160.4 million and RMB5,828.3 million as of December 31, 2022 and June 30, 2022, respectively.

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Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. U.S. Eastern Time on Tuesday, May 16, 2023 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/84572519529? pwd=WWpSOVM3dlZKNmlva2ViTWF1Y2FDZz09

Meeting Number: 845 7251 9529

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	1 213 338 8477 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China (Charge Fees):	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

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Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, which was RMB6.8676 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

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These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739

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MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2022	March 31, 2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	419,894	481,857	70,164
Right-of-use assets	2,342,589	2,337,032	340,298
Intangible assets	43,066	29,086	4,235
Goodwill	19,388	20,833	3,034
Deferred tax assets	154,333	178,795	26,035
Other receivables	28,274	30,286	4,410
Prepayments	201,682	-	-

	3,209,226	3,077,889	448,176
Current assets
Other investments	210,523	205,390	29,907
Inventories	1,188,095	1,392,376	202,746
Trade and other receivables	1,056,198	1,002,213	145,934
Cash and cash equivalents	5,348,492	6,380,545	929,079
Restricted cash	32,376	23,976	3,491
Term deposits	236,878	479,206	69,778

	8,072,562	9,483,706	1,380,935

Total assets	11,281,788	12,561,595	1,829,111

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MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2022	March 31, 2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	92	95	14
Additional paid-in capital	7,982,824	7,985,742	1,162,814
Other reserves	993,307	1,020,636	148,616
Accumulated losses	(1,944,581)	(730,898)	(106,427)
Equity attributable to equity shareholders of the Company	7,031,642	8,275,575	1,205,017
Non-controlling interests	(4,242)	8,663	1,261
Total equity	7,027,400	8,284,238	1,206,278

LIABILITIES
Non-current liabilities
Contract liabilities	51,658	49,074	7,146
Loans and borrowings	6,503	6,988	1,018
Lease liabilities	393,068	399,174	58,124
Deferred income	14,488	32,041	4,666
	465,717	487,277	70,954
Current liabilities
Loans and borrowings	445	–	–
Trade and other payables	3,072,991	3,011,197	438,464
Contract liabilities	361,522	304,037	44,271
Lease liabilities	257,997	273,321	39,799
Deferred income	6,295	6,446	939
Current taxation	89,421	195,079	28,406
	3,788,671	3,790,080	551,879
Total liabilities	4,254,388	4,277,357	622,833
Total equity and liabilities	11,281,788	12,561,595	1,829,111

13

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31,			Nine months ended March 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	2,341,035	2,954,148	430,157	7,767,943	8,221,026	1,197,074
Cost of sales	(1,634,519)	(1,792,403)	(260,994)	(5,470,085)	(5,073,621)	(738,776)
Gross profit	706,516	1,161,745	169,163	2,297,858	3,147,405	458,298
Other income	2,296	782	114	20,882	15,093	2,198
Selling and distribution expenses	(362,000)	(439,018)	(63,926)	(1,087,622)	(1,237,145)	(180,142)
General and administrative expenses	(198,722)	(155,206)	(22,600)	(631,418)	(469,114)	(68,308)
Other net income	499	3,290	479	46,463	76,140	11,087
(Credit loss)/reversal of credit loss on
trade and other receivables	(5,671)	4,328	630	(24,762)	612	89
Impairment loss on non-current assets	(1,931)	–	–	(11,467)	–	–
Operating profit	140,987	575,921	83,860	609,934	1,532,991	223,222
Finance income	12,744	33,727	4,911	39,181	98,411	14,330
Finance costs	(8,141)	(8,646)	(1,259)	(25,407)	(24,991)	(3,639)
Net finance income	4,603	25,081	3,652	13,774	73,420	10,691
Share of loss of an equity-accounted investee, net of tax	–	–	–	(8,162)	–	–
Profit before taxation	145,590	601,002	87,512	615,546	1,606,411	233,913
Income tax expense	(52,918)	(130,075)	(18,940)	(184,256)	(371,573)	(54,105)
Profit for the period	92,672	470,927	68,572	431,290	1,234,838	179,808
Attributable to:
Equity shareholders of the Company	96,554	465,505	67,782	433,333	1,229,595	179,045
Non-controlling interests	(3,882)	5,422	790	(2,043)	5,243	763
Earnings per share for ordinary shares
– Basic	0.08	0.37	0.05	0.36	0.99	0.14
– Diluted	0.08	0.37	0.05	0.36	0.98	0.14
Earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	0.32	1.48	0.22	1.44	3.96	0.58
– Diluted	0.32	1.48	0.22	1.44	3.92	0.57

14

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended March 31,			Nine months ended March 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit for the period	92,672	470,927	68,572	431,290	1,234,838	179,808

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(11,139)	(7,967)	(1,160)	(1,962)	(21,601)	(3,145)

Other comprehensive loss for the period	(11,139)	(7,967)	(1,160)	(1,962)	(21,601)	(3,145)

Total comprehensive income for the period	81,533	462,960	67,412	429,328	1,213,237	176,663

Attributable to:
Equity shareholders of the Company	83,963	455,899	66,384	429,508	1,202,597	175,115
Non-controlling interests	(2,430)	7,061	1,028	(180)	10,640	1,548

15

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended March 31,			Nine months ended March 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	92,672	470,927	68,572	431,290	1,234,838	179,808
Add back:
Equity-settled share-based payment expenses	18,027	12,089	1,760	68,427	38,669	5,631
Adjusted net profit	110,699	483,016	70,332	499,717	1,273,507	185,439
Attributable to:
Equity shareholders of the Company	114,581	477,594	69,542	501,760	1,268,264	184,676
Non-controlling interests	(3,882)	5,422	790	(2,043)	5,243	763
Adjusted net margin(4)	4.7%	16.4%	16.4%	6.4%	15.5%	15.5%
Adjusted net earnings per share(5)
– Basic	0.09	0.38	0.06	0.42	1.02	0.15
– Diluted	0.09	0.38	0.06	0.41	1.01	0.15
Adjusted net earnings per ADS(5) (Each ADS represents 4 ordinary shares)
– Basic	0.36	1.52	0.22	1.68	4.08	0.59
– Diluted	0.36	1.52	0.22	1.64	4.04	0.59

Reconciliation of adjusted net profit for the period to adjusted EBITDA:

Adjusted net profit	110,699	483,016	70,332	499,717	1,273,507	185,439
Add back:
Depreciation and amortization	95,467	84,625	12,322	271,358	284,141	41,374
Finance costs	8,141	8,646	1,259	25,407	24,991	3,639
Income tax expense	52,918	130,075	18,940	184,256	371,573	54,105
Adjusted EBITDA	267,225	706,362	102,853	980,738	1,954,212	284,557
Adjusted EBITDA margin(6)	11.4%	23.9%	23.9%	12.6%	23.8%	23.8%

Notes:

(4)	Adjusted net margin is computed by dividing adjusted net profit by revenue for the period.
(5)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.
(6)	Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period.

16

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended March 31,				Nine months ended March 31,
	2022	2023		YOY	2022	2023		YOY
	RMB	RMB	US$		RMB	RMB	US$
Revenue
Domestic Operations	1,823	2,153	313	18%	5,909	5,513	803	(7%)
– MINISO Brand	1,682	2,001	291	19%	5,415	5,087	741	(6%)
– TOP TOY Brand	111	138	20	24%	352	360	52	2%
– Others	30	14	2	(53%)	142	66	10	(54%)
International Operations	518	801	117	55%	1,859	2,708	394	46%
	2,341	2,954	430	26%	7,768	8,221	1,197	6%

17